Exhibit 99.1
FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1  Name and Address of Company

ROYAL GROUP TECHNOLOGIES LIMITED (the “Company”)
1 Royal Gate Boulevard
Vaughan, Ontario L4L 8Z7

Item 2  Date of Material Change

July 15, 2005

Item 3  News Release

A press release was issued on July 15, 2005 in Toronto, Ontario and disseminated across Canada by Canada Newswire

Item 4  Summary of Material Change

On July 15, 2005, the Company advised that its consolidated sales were less than it expected during the second quarter, partly as a result of inclement weather conditions early in the quarter. In addition, the Company advised that its gross margins continue to be under pressure from higher raw material costs. The Company expects second quarter earnings per share to be substantially below earnings per share of $0.38 reported for the comparable quarter in the previous year.

Looking forward, the Board wants the Company to be prepared for either the sale of the Company, or its continuation as a public entity should a fair offer not result from the previously announced sale process. Therefore, the Board has approved a four-part management plan aimed at improving financial performance, and identifying the appreciation in values of certain assets. The plan contains the following elements:

- Business unit portfolio restructuring, involving identification of measures to create value from non-core operations, and actions to recast or divest of non-performing operations;
- Actions to identify and quantify cost and margin opportunities, divisionally and across the enterprise;
- Enhancing the full potential of core businesses through development of a strategic plan by September 2005; and,
- Exploration of options to refinance the Company, which include the recognition of the value imbedded in real estate.

To assist with the first three elements of management's plan, a premiere global strategy consulting firm has been retained. The Company envisions the consulting firm's participation to span six months. They will also assist with development of plans to improve the Company's information and reporting systems.

To address the Company's inefficient capital structure and to improve its liquidity position, various refinancing alternatives are being explored, including possible monetization of the Company's extensive industrial real estate portfolio. RBC Capital Markets Real Estate Group has been retained to evaluate options for the possible monetization of Royal Group's extensive real estate holdings, in the context of the prevailing strong market for industrial and commercial buildings. PricewaterhouseCoopers is also assisting the Company in evaluating the real estate options, including potential tax implications.

The Company's Board intends to meet as needed during the summer to review actions recommended by management within the foregoing framework, and make timely decisions related thereto.

The Company will report its second quarter financial results on August 12, 2005.

Item 5  Full Description of Material Change

Please see the press release attached hereto as Schedule “A”.

Item 6  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7  Omitted Information

Not applicable.

Item 8  Executive Officer

For further information, please contact:

Mark Badger,
Vice President, marketing and Corporate Communications
Tel: (905) 264-0701
Fax: (905) 264-0702

Item 9  Date of Report

July 21, 2005

SCHEDULE “A”

Royal Group advises of challenging business conditions in second quarter
& announces plan to enhance performance and shareholder value

TORONTO, July 15 /CNW/ - Royal Group Technologies Limited (RYG-TSX; RYG-NYSE) today advised that its consolidated sales were less than it expected during the second quarter, partly as a result of inclement weather conditions early in the quarter. In addition, Royal advised that its gross margins continue to be under pressure from higher raw material costs. The Company expects second quarter earnings per share to be substantially below earnings per share of $0.38 reported for the comparable quarter in the previous year. Royal Group will report its second quarter financial results on August 12, 2005.

Looking forward, the Board wants Royal Group to be prepared for either the sale of the Company, or its continuation as a public entity should a fair offer not result from the previously announced sale process. Therefore, the Board has approved a four-part management plan aimed at improving financial performance, and identifying the appreciation in values of certain assets. The plan contains the following elements:

- Business unit portfolio restructuring, involving identification of measures to create value from non-core operations, and actions to recast or divest of non-performing operations;
- Actions to identify and quantify cost and margin opportunities, divisionally and across the enterprise;
- Enhancing the full potential of core businesses through development of a strategic plan by September 2005; and,
- Exploration of options to refinance the Company, which include the recognition of the value imbedded in real estate.

To assist with the first three elements of management's plan, a premiere global strategy consulting firm has been retained. Royal Group envisions the consulting firm's participation to span six months. They will also assist with development of plans to improve the Company's information and reporting systems.

To address the Company's inefficient capital structure and to improve its liquidity position, various refinancing alternatives are being explored, including possible monetization of Royal Group's extensive industrial real estate portfolio. RBC Capital Markets Real Estate Group has been retained to evaluate options for the possible monetization of Royal Group's extensive real estate holdings, in the context of the prevailing strong market for industrial and commercial buildings. PricewaterhouseCoopers is also assisting the Company in evaluating the real estate options, including potential tax implications.

Royal Group's Board intends to meet as needed during the summer to review actions recommended by management within the foregoing framework, and make timely decisions related thereto. The Company will announce any major decisions taken and their anticipated impact on financial results.

Any actions taken will be intended to enhance shareholder value, whether the Company is sold or continues as a public entity.

Lawrence J. Blanford, who was appointed President and CEO of Royal Group on May 24, 2005, commented on his Management team's evolving plans saying, "we are beginning to make the difficult decisions necessary to deal with our tough business situation, by targeting our plans at improving profit margins, reducing invested capital and providing greater strategic focus to the organization." Mr. Blanford concluded saying, "we intend to implement our plans to create value with a sense of urgency, working to build the confidence of customers, suppliers, employees and financial stakeholders".

The company will host a conference call pertaining to its financial results at 10:00 AM on August 12, which will be webcast simultaneously and in its entirety. The webcast can be accessed though the company's web site at www.royalgrouptech.com.

Royal Group Technologies is a manufacturer of innovative, polymer-based home improvement, consumer, and construction products. The company has extensive vertical integration, with operations dedicated to provision of materials, machinery, tooling, real estate, and transportation services to its plants producing finished products. Royal's manufacturing facilities are primarily located throughout North America, with international operations in South America, Europe, and Asia. Additional investment information is available on Royal Group's web site at www.royalgrouptech.com under the "Investor Relations" section.

The information in this document contains certain forward-looking statements with respect to Royal Group Technologies Limited, its subsidiaries and affiliates. These statements are often, but not always made through the use of words or phrases such as "expect", "should continue", "continue", "believe", "anticipate", "estimate", "contemplate", "target", "plan", "budget", "may", "will", "schedule" and "intend" or similar formulations. By their nature, these forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant, known and unknown, business, economic, competitive and other risks, uncertainties and other factors affecting Royal specifically or its industry generally that could cause actual performance, achievements and financial results to differ materially from those contemplated by the forward-looking statements. These risks and uncertainties include the ongoing shareholder value maximization process and its outcome; the outcome of the ongoing internal review and investigations by the Special Committee of the Board of Directors; fluctuations in the level of renovation, remodeling and construction activity; changes in product costs and pricing; an inability to achieve or delays in achieving savings related to the cost reductions or increases in revenues related to sales price increases; the sufficiency of our restructuring activities, including the potential for higher actual costs to be incurred in connection with restructuring activities compared to the estimated costs of such actions; the ability to recruit and retain qualified employees; the level of outstanding debt and our current debt ratings; the ability to meet the financial covenants in our credit facilities; changes in product mix; the growth rate of the markets into which Royal's products are sold; market acceptance and demand for Royal's products; changes in availability or prices for raw materials; pricing pressures resulting from competition; difficulty in developing and introducing new products; failure to penetrate new markets effectively; the effect on foreign operations of currency fluctuations, tariffs, nationalization, exchange controls, limitations on foreign investment in local business and other political, economic and regulatory risks; difficulty in preserving proprietary technology; adverse resolution of any litigation, investigations, administrative and regulatory matters, intellectual property disputes, or similar matters; changes in securities or environmental laws, rules and regulations; currency risk exposure and other risks described from time to time in publicly filed disclosure documents and securities commission reports of Royal Group Technologies Limited and its subsidiaries and affiliates. In view of these uncertainties we caution readers not to place undue reliance on these forward-looking statements. Statements made in this document are made as of July 15, 2005 and Royal disclaims any intention or obligation to update or revise any statements made herein, whether as a result of new information, future events or otherwise.

/For further information: Mark Badger, Vice President of Marketing and Corporate Communications, Royal Group Technologies Limited, Phone (905) 264-0701/

(RYG.SV. RYG)

CO: Royal Group Technologies Limited

CNW 08:00e 15-JUL-05